UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

	BHP Billiton Limited 171 Collins Street Melbourne Victoria 3000 Australia GPO BOX 86 Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 3015 bhpbilliton.com	BHP Billiton Plc Neathouse Place London SW1V 1BH UK Tel +44 20 7802 4000 Fax + 44 20 7802 4111 bhpbilliton.com

25 November 2013

To: Australian Securities Exchange London Stock Exchange	cc: New York Stock Exchange JSE Limited

BHP BILLITON SUSTAINABILITY BRIEFING 2013

BHP Billiton President, HSEC, Marketing and Technology, Mike Henry, will host the Company’s 2013 Sustainability Briefing in Melbourne today.

A copy of the presentation is attached.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Nicole Duncan

Company Secretary

BHP Billiton Limited

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 171 Collins Street, Melbourne, Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

Sustainability briefing
Mike Henry President – HSEC, Marketing and Technology Chris Barnesby Head of Group HSEC
Ian Wood Vice President Community Relations and Sustainability
25 November 2013

Disclaimer
Forward-looking statements
This presentation includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events, conditions, circumstances and the future financial performance of BHP Billiton, including for capital expenditures, production volumes, project capacity, and schedules for expected production. Often, but not always, forward-looking statements can be identified by the use of the words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed or implied in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2013 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. Forward-looking statements speak only as of the date of this presentation. BHP Billiton will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority. All estimates and projections in this presentation are illustrative only. Our actual results may be materially affected by changes in economic or other circumstances which cannot be foreseen. Nothing in this presentation is, or should be relied on as, a promise or representation either as to future results or events or as to the reasonableness of any assumption or view expressly or impliedly contained herein. Nothing in this presentation should be interpreted to mean that future earnings per share of BHP Billiton Plc or BHP Billiton Limited will necessarily match or exceed its historical published earnings per share.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin, Underlying EBITDA margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.
UK GAAP financial information
Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources or provided by third parties and has not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Sustainability briefing, November 2013
Slide 2

Key themes
Sustainability is a core BHP Billiton Charter Value
Health, Safety, Environment and Community (HSEC) framework focused upon simplicity and effective performance
Consistent measurement and reporting processes
Improved performance against HSEC targets
Recognising and rewarding positive HSEC behaviour
Sustainability briefing, November 2013
Slide 3

Our HSEC framework
Our governance framework is publicly available1
– Our Charter
– HSEC Group Level Documents (GLDs)
– Supply and marketing GLDs
– Code of Business Conduct
The BHP Billiton Forum on Corporate Responsibility
– Group Management Committee (GMC) and eight NGO leaders – considers emerging issues and our new sustainability targets – appointment of Indigenous leader Professor Mick Dodson
Executive accountability with remuneration linked to sustainability performance
Group Level Documents
1. Available at www.bhpbilliton.com.
Sustainability briefing, November 2013
Reporting
Slide 4

Focusing our efforts on the things that matter most
We identify and assess sustainability issues using a three step materiality process – review internal risk registers, enquiries from stakeholders, media and NGOs – rate significance and impact – review issues and seek feedback from Sustainability Committee of the Board, Forum on Corporate Responsibility and HSEC leaders from across the Company
Report transparently on our performance with external assurance provided
Sustainability briefing, November 2013
Slide 5

Consistent measurement and reporting processes
Successful integration of 1SAP has resulted in a consistent approach to data measurement and reporting across all our operations
Risk and work management processes are embedded into our business systems
Work is detailed from preparation to completion, including critical control verification for material risks
Safety critical activities are built into the planning of work
Planning, scheduling and execution of work through 1SAP is expected to result in engineering controls that are monitored and maintained to ensure workers are protected
Sustainability briefing, November 2013
Slide 6

Our people are the foundation of our success and their health and safety comes first
FY13 safety and health performance
Regrettably, three fatalities at our controlled operations
Total Recordable Injury Frequency (TRIF)1 of 4.6, a 2% improvement compared with FY12
A 5.7% reduction in potential employee exposures to carcinogens and airborne contaminants compared with FY122
FY13-17 safety and health targets
Zero fatalities at our controlled operations
Year-on-year improvement of our TRIF1
Conduct annual reviews for alignment with the Voluntary Principles on Security and Human Rights and implement improvement plans to close out identified gaps
Reduce potential occupational exposure3 to carcinogens and airborne contaminants by 10%
Total Recordable Injury Frequency1
6 4 2
0
FY09 FY10 FY11 FY12 FY13
Number of potential carcinogen exposures that exceed our occupational exposure limit3
FY12 FY13 FY14 FY15 FY16 FY17
Current exposures
Target exposures based on 10% reduction over 5 years
1. The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 ÷ actual hours worked. Stated in units of per million hours worked. We adopt the United States Government Occupational Safety and Health Administration guidelines for the recording and reporting of occupational injury and illnesses.
2. Occupational exposure data for the divested EKATI Diamond Mine Asset is not included.
3. In addition to the use of personal protective equipment( PPE), which safeguards our workforce. For exposures exceeding our baseline occupational exposure limits if not for the use of PPE.
Sustainability briefing, November 2013
Slide 7

We seek to minimise the environmental impact of our operations and contribute lasting benefits

FY13 environmental performance

- No significant environmental incidents at our controlled operations
- FY13 greenhouse gas (GHG) emissions were lower than FY06 baseline[1]
- Land and Biodiversity Management Plans were developed at all our operations
- Two projects of international conservation significance established – total value US$17.9 million

FY13-17 environmental targets

- No significant environmental incidents at our controlled operations
- Maintain total GHG emissions below FY06 levels[1] while continuing to grow our business
- All operations with water-related material risks, inclusive of volume and quality considerations, will set targets and implement projects to reduce their impact on water resources

Greenhouse gas emissions by source[2]



53%
16%
12%
7%
7%
5%
Electricity
Fugitive
Distillate and gasoline
Natural gas
Coal and coke
Fuel and process oil
Other

Greenhouse gas emissions[2]
(million tonnes of CO_2-e)



60
40
20
0
FY06 baseline[1]
FY09
FY10
FY11
FY12
FY13
Scope 1[3]
Scope 2[4]

1. FY06 baseline will be adjusted for material acquisitions and divestments based on asset emissions at the time of the transaction.
2. Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.
3. Scope 1 refers to direct GHG emissions from controlled operations.
4. Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed by controlled operations.

Sustainability briefing, November 2013 Slide 8

Actively managing risks associated with climate change
BHP Billiton accepts the mainstream science of climate change and supports the need to take action to reduce GHG emissions
Actively monitoring and reporting GHG emissions since 1996 and applying a deemed price for the cost of carbon to investment decisions for over a decade
Approach to Corporate Planning and associated internal asset valuation and portfolio management processes ensures that risks such as carbon constraints are identified, assessed and appropriately addressed through investment and divestment decisions
Detailed scenario analysis indicates that BHP Billiton’s material risk is mitigated by the diversified nature of the portfolio
We have developed and promoted six principles, including the need for a clear price signal, that outline what BHP Billiton believes climate change policies should deliver to tackle carbon emissions reduction
An innovative project to reduce energy consumption, improve dragline operation and increase diagnostic and preventative maintenance is improving the energy efficiency and productivity of draglines at Peak Downs mine (Australia).
Sustainability briefing, November 2013
Slide 9

Developing partnerships that support sustainable development is integral to how we operate bhpbilliton
resourcing the future

FY13 community performance

- US$246 million[1] invested in community programs. Successful performance against target for tenth consecutive year
- US$11.6 billion gross taxes and royalties[2]
- 63% of spend was with local and regional suppliers[3]
- Extended matched giving program

FY13-17 community targets

- All assets to have local procurement targets included in their Community Development Plans
- 1% of pre-tax profits invested in community programs, calculated on the average of the previous three years' pre-tax profit[4]

Community investment expenditure by program category[5]



25%
17%
16%
15%
10%
6%
6%
3%
2%
Education and training
General infrastructure
Community support (capacity building)
Environment
Disaster relief
Health
Arts
Sports and recreation
Small business development

Community investment expenditure
(US$ million)



400
200
0
BHP Billiton Foundation and Sustainable Communities
Aggregated group expenditure
Target
FY04
FY06
FY08
FY10
FY12

1. The expenditure represents BHP Billiton's equity share, for both operated and non operated joint venture operations.
2. Comprises income tax and royalty-related taxes paid, royalties paid in-kind and production-based royalties accrued, which approximate cash payments.
3. Local and regional spend refers to spend within the communities in which we operate and the regions, such as states and provinces, where our operations are located.
4. 1% of pre-tax profits to be invested in community programs, including cash, in-kind support and administration, calculated on the average of the previous three years' pre tax profit.
5. Excludes expenditure from foundations and trusts.

Sustainability briefing, November 2013 Slide 10

Recognising and rewarding positive HSEC behaviour
Core component of Executive remuneration
15% of short term incentive opportunity for GMC members in FY13 was based on HSEC performance this will increase to 20% in FY14
The HSEC Awards recognise colleagues who
bring Our Charter values to life through projects which are sustainable and enhance our HSEC performance over the long term influence change in areas of importance across the business
HSEC Awards 2013 Excellence Award recipients
Health Copper, Cannington, Australia
Project: Carbon Reduction – improving the health of Cannington mine’s underground personnel
Safety Juan Larenas, Copper, Pampa Norte, Chile Project: Elimination of exposure of people to the risks of ground failure and contact with hazardous substances
Environment Lina Baez, Coal, Cerrejón, Colombia Project: Preservation of endangered sea turtles through successful local community engagement
Community Sandra Martins, Iron Ore, Samarco, Brazil Project: Farm productivity enhancement program
The Excellence Environment Award was received by Lina Báez from Cerrejón in Colombia for the project Preservation of endangered sea turtles through successful local community engagement.
Sustainability briefing, November 2013
Slide 11

Key themes
Sustainability is a core BHP Billiton Charter Value
Health, Safety, Environment and Community (HSEC) framework focused upon simplicity and effective performance
Consistent measurement and reporting processes
Improved performance against HSEC targets
Recognising and rewarding positive HSEC behaviour
Sustainability briefing, November 2013
Slide 12

Bhpbilliton
Resourcing the future

Economic value

bhpbilliton
resourcing the future

Economic value for regional economies is generated through revenues, employee compensation and other operating costs, donations and other community investments, retained earnings and payments to capital providers and to governments.

	Economic value generated US$ million	Economic value distributed US$ million					
	Revenues[1]	Operating costs[1,2]	Employee wages and benefits[1]	Payments to providers of capital		Payments to government[4]	
Region	Revenue and other income	Payments to suppliers, contractors, etc.	Wages and benefits to employees	Shareholder dividends	Interest payments[3]	Gross taxes and royalties	Economic value retained[5] US$ million
Africa and Other	5,728	4,163	658	524	13	664	(294)
Australasia and Asia	39,708	14,474	4,764	3,690	49	9,000	7,731
Europe	563	366	100	1,943	385	154	(2,385)
North America	8,260	3,408	929	9	543	231	3,140
South America	12,473	5,625	1,167	1	41	1,548	4,091
Total	**66,732**	**28,036**	**7,618**	**6,167**	**1,031**	**11,597**	**12,283**

Source: BHP Billiton 2013 Sustainability Report.

1. Amounts include revenues and costs and are consistent with the Group's financial reporting of elements comprising Underlying EBITDA. Underlying EBITDA is earnings before net finance costs and taxation, any exceptional items, and depreciation, impairments and amortisation. The amounts are determined on an accruals basis and extracted from the audited financial statements.
2. Operating costs relate to expenses recognised in the financial statements. They include expenditure paid to suppliers and contractors for materials and services and exclude employee wages and benefits, payments to governments, depreciation, amortisation and impairments.
3. This is interest expense on debt for BHP Billiton, determined on an accruals basis.
4. Comprises income tax and royalty-related taxes paid, royalties paid in-kind and production-based royalties accrued, which approximate cash payments.
5. Calculated as economic value generated less economic value distributed.

Sustainability briefing, November 2013 Slide 14

An industry leader in sustainability
Rated second globally for the Basic Resource sector in the FTSE4Good index and first in Australia and UK
Member/signatory/participant to:
International Council on Mining and Metals (ICMM), www.icmm.com
United Nations High Commissioner for Refugees (UNHCR), http://unhcr.org
Dow Jones Sustainability Indices
Johannesburg Stock Exchange Social Responsibility Index, www.jse.co.za/Products/SRI.aspx
United Nations Global Compact, www.unglobalcompact.org
Voluntary Principles on Security and Human Rights, www.voluntaryprinciples.org
Extractive Industries Transparency Initiative, www.eiti.org
Australian Sustainable Schools Initiative, www.environment.gov.au/education/aussi
Sustainability briefing, November 2013
Slide 15

Governance – conducting business transparently
Anti-corruption requirements across group
Product stewardship
participation in industry product stewardship initiatives including: International Manganese Institute, Steel Stewardship Forum, World Nuclear Association
Transparently reporting
supported the Extractive Industries Transparency Initiative (EITI) conference, bringing delegates from developing countries together for the purpose of sharing lessons on transparency supporting Global Reporting Initiative (GRI) Conference to launch G4
A+ GRI rating
public disclosure of taxes paid on a country-by-country basis greenhouse Gases (GHG) and community investment data audited for reasonable assurance by KPMG
Sustainability briefing, November 2013
Slide 16

People – keeping our people safe and healthy
Case study – Cannington carbon reduction- improving the health of our people underground
Cannington is actively reducing the threat of potential Diesel Particle Matter (DPM) exposures through engineering solutions directed at the exposure source
Reduction through mechanical changes to machine engines and development of a diesel particulate ‘flow through filter’
The Carbon Reduction project has provided a considered, measurable and effective response to DPM in Cannington’s underground environments
Importantly, this solution also offers industry-wide access to the technology as a result of manufacturer and dealer support
At a Group level, the review of our occupational exposure limits (OELs) is a continual process and is supported by scientific evidence and independent review
Sustainability briefing, November 2013
Slide 17

Environment – responsibly managing our onshore shale resources
Case study – North American Shale Operating Principles
Our North America Shale Operating Principles highlight our commitment to be the safest company in the industry, protect the land where we operate, safeguard and manage our water resources, minimise air emissions from our operations and to be a good neighbour to our communities
Summary of achievements
Environmental assessments prior to execution of work
Use of skid-mounted drills to minimise disturbance through placement of drilling pads
Disposal of water in accordance with applicable oil and gas industry regulations and BHP Billiton operating standards
Public disclosure of composition of hydraulic fracturing fluids in Chemical Disclosure Registry, Fracfocus
Increased use of green completions to reduce emissions, which involves capturing and selling then produced natural gas that may otherwise have been vented or flared
Drilling fleet upgraded to become more operationally efficient through electrical drives, which are powered by cleaner-burning engines
Sustainability briefing, November 2013
Slide 18

Environment – managing land and enhancing biodiversity
Case study – Delivering on our conservation target
We have a target to finance the conservation and continuing management of areas of high biodiversity and ecosystem value that are of national and international conservation significance
As part of the Five Rivers Conservation Project, we are working with the Tasmanian Land Conservancy to conserve approximately 11,000 hectares of internationally significant land in Tasmania, Australia which is habitat to a number of endangered species
The Valdivian Coastal Reserve Conservation Project comprises almost 50,000 hectares located within the Los Rios region of Chile and is recognised by non-government conservation organisations as one of 34 world ‘hotspots’ based on the largest number of species facing significant conservation threats
Sustainability briefing, November 2013
Slide 19

Society – making a positive contribution
Case study – Colombia Resilience Project
During FY13, BHP Billiton Sustainable Communities approved US$29 million funding for a five-year project with Global Communities, an international development organisation, to implement the Colombia Resilience Project
The goal of the project is to create sustainable change that alleviates poverty and hardship for vulnerable populations, making them more resilient
The project will address the high rates of poverty among Internally Displaced Persons (IDPs) and other vulnerable populations, especially women, youth, Afro-Colombians and Indigenous persons
The project aims to increase community capacity by inclusively identifying and advocating for needed resources, services and support; working with local governments and government service agencies to address community prioritised local needs; as well as increasing legal market-driven livelihoods and job opportunities for these communities
Sustainability briefing, November 2013
Slide 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 25, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary